Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 13, 2024

April 5, 2024

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2023 Annual General Meeting of Shareholders, or the Meeting, of Magic Software Enterprises Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Monday, May 13, 2024, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, shareholders will be asked to approve the following proposals, as further detailed in the attached proxy statement:

1.	To re-elect each of the following three nominees to the Company’s Board of Directors, or the Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay;

2.	To re-elect Mr. Sami Totah, an independent director initially appointed by the Board of Directors in October 2023, to serve as a director on the Board of Directors until the next annual general meeting of shareholders of the Company;

3.	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law) on the Board of Directors for a one-year term; and

4.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and the additional period until the Company’s 2024 annual general meeting of shareholders and to authorize the Board of Directors to delegate to its audit committee the authority to fix the compensation for such independent registered public accounting firm in accordance with the volume and nature of its services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2022 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, April 9, 2024 are entitled to notice of and to vote at the Meeting. If you are a shareholder of record, you can vote either by completing and mailing in your proxy card in the enclosed envelope or by attending the meeting and voting in person. If voting by mail, the proxy must be received by our transfer agent by 11:59 p.m. Eastern time on Friday, May 10, 2024, or at our registered office at least six hours prior to the time of the Meeting (i.e., 4:00 a.m., Israel time on Monday, May 13, 2024) to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement for the Meeting and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Corporate Secretary, or via email to: aberenstein@magicsoftware.com.

In accordance with the Israeli Companies Law and the regulations thereunder, any shareholder of the Company holding (i) at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, or (ii) holding at least 5% of the voting rights of the Company for the Meeting may submit to the Company a proposed director candidate to be considered for election at the Meeting. Any such request should be sent to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@magicsoftware.com, no later than Thursday, April 11, 2024. To the extent that there are any additional agenda items or director candidates that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, April 18, 2024, to be furnished to the Securities and Exchange Commission under cover of a Form 6-K.

Sincerely,

/s/ Naamit Salomon
Asaf Berenstin
Chief Financial Officer

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9480

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd., referred to as Magic Software or the Company, to be voted at the 2023 Annual General Meeting of Shareholders of Magic Software, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, May 13, 2024, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of 2023 Annual General Meeting of Shareholders and the enclosed proxy card are being distributed to shareholders on or about April 11, 2024.

Purposes of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:

1.	To re-elect each of the following three nominees to the Company’s Board of Directors, or the Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay;

2.	To initially elect Mr. Sami Totah to serve as a director on the Board of Directors until the next annual general meeting of shareholders of the Company;

3.	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law) on the Board of Directors for a one-year term; and

4.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and the additional period until the Company’s 2024 annual general meeting of shareholders and to authorize the Board of Directors to delegate to its audit committee the authority to fix the compensation for such independent registered public accounting firm in accordance with the volume and nature of its services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2022 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR re-election or election (as applicable) of each of the nominees listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, or ordinary shares, as of the close of business on April 9, 2024 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of March 31, 2024, there were 49,099,305 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by submitting voting instructions to your broker, bank trustee or nominee in accordance with the directions provided to you. If you submit a proxy card or voting instruction form but do not provide voting instructions, or if such voting instructions are not in accordance with the directions provided on a proxy card or voting instruction form, such shares will be voted “FOR” each of the nominees for director and “FOR” each proposal for which the Board of Directors recommends a vote “FOR”.

●	Voting Electronically. Shareholders in “street name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than May 13, 2024 at 4:00 a.m. Israeli time (six hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares. Shareholders holding in “street name” on Nasdaq should be able to vote online at www.proxyvote.com by using the control number and following the instructions provided to them by their brokers.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least six hours prior to the designated time for the Meeting (that is, by 10:00 a.m. (Israel time) on Monday, May 13, 2024) to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least 25% of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time; no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In addition to the ordinary majority required for approval of each proposal, under the Companies Law, the re-election of our external director nominee under Proposal 3 requires that either of the following additional voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	The majority voted in favor of the proposal needs to include a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest, referred to under the Israeli Companies Law as a “personal interest” (except for a personal interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 46.7% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other proposals to be acted upon at the Meeting. The vote of Formula Systems will not, however, count towards the special majority required for the election of our external director nominee under Proposal 3 (because of Formula Systems’ status as a controlling shareholder of the Company under the Israeli Companies Law).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Report of Foreign Private Issuer on Form 6-K, or Form 6-K, furnished to the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov, through the Tel-Aviv Stock Exchange filing system at www.tase.co.il, or through the Israeli Securities Authority filing system at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 31, 2024 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd.(3)	22,933,809	46.71%
Harel Insurance Investments & Financial Services Ltd. (4)	5,255,936	10.71%
Clal Insurance Enterprises Holdings Ltd(5)	3,420,060	6.97%
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Avi Zakay	—	—
Arik Kilman	—	—
Arik Faingold	—	—
Yakov Tsaroya	2,500	*
Hanan Shahaf	—	—
Yuval Baruch	—	—
All directors and executive officers as a group (12 persons)	190,725	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage beneficial ownership of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 ordinary shares issued and outstanding as of March 31, 2024.

(3)	Based on Amendment No. 19 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,915,601 ordinary shares, representing 25.6% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore. be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 30, 2024. Harel Insurance is a publicly held Israeli company. All of the 5,255,936 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 13, 2023, reflecting its holdings as of December 31, 2022. Clal is a publicly held Israeli company. All 3,420,060 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE

AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2022, or the 2022 Form 20-F, contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to December 31, 2022. Item 6.C of our 2022 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2022 Form 20-F— which we incorporate by reference herein— to obtain additional information.

Diversity of the Board of Directors

Board Diversity Matrix (as of December 31, 2023)

The following table presents certain diversity information with respect to our Board in a format mandated by the Nasdaq Stock Market, on which our ordinary shares are listed:

Board Diversity Matrix for Magic Software Enterprises Ltd.
(as of 12/31/2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

PROPOSAL 1. RE-ELECTION OF DIRECTORS

(Proposal 1(a), (b) and (c) on the Proxy Card)

Background

Our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by a general meeting of shareholders, but in any case not less than three and no more than 11 directors. Our Board of Directors is currently composed of four ordinary/non-external directors, and two external directors.

Pursuant to our articles of association, our directors who are not external directors are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our Board of Directors may temporarily fill vacancies on the board until the next annual general meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the Nasdaq Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are nominated by the Board elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

At the Meeting, shareholders are being asked to elect four directors who are not external directors (three incumbent directors proposed for re-election in this Proposal 1, and another one independent director appointed by the Board of Directors initially in October 2023 being proposed for re-election in Proposal 2, to hold office until our next annual general meeting of shareholders or until their successors are elected and qualified. All of the nominees for re-election pursuant to Proposal 1, consisting of Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay, are current directors who were elected to serve in such capacity by our shareholders at our 2022 Annual General Meeting of Shareholders held in February 2023.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (55) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst& Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management Academic Studies and is a certified public accountant (CPA) in Israel.

Naamit Salomon (59) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (45) has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see the section above titled “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of these nominees, if elected, would be unable or unwilling to serve as a director.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposal 1:

“RESOLVED, that the reelection of Mr. Guy Bernstein as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Ms. Naamit Salomon as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Mr. Avi Zakay as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of each of the nominees named above.

PROPOSAL 2. RE-ELECTION OF INDEPENDENT DIRECTOR

(Proposal 2 on the Proxy Card)

Background

As described in Proposal 1, our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by a general meeting of shareholders, but in any case not less than three and no more than 11 directors.

In October 2023, our Board of Directors, pursuant to its authority under our articles of association, appointed Sami Totah as a new, independent director, to hold office until our next annual general meeting of shareholders.

Biographical information for Mr. Totah is set forth immediately below:

Sammi Totah (66) has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, for the last 15 years. He is a seasoned executive with over 25 years of international management leadership in the IT industry. He has extensive knowledge and execution experience in overseeing very large IT projects, and has built an extensive global network with customers, partners, investors and executives. From 2002 to 2008, he served as an active chairman in several leading startup companies, defining long-term strategy and assisting in company scale-up. He has served as a board member in ECtel (NASDAQ: ECTX) and Pilat Media (AIM: PGB). Mr. Totah formerly served as Senior Vice President of Operations (COO) at Amdocs (NYSE:DOX), Israel's largest software company.

Leading up to the upcoming Meeting, our Board of Directors has once again confirmed that Mr. Totah qualifies as a “non-affiliated” director, as defined under the Israeli Companies Law, and as an “independent director” under the Nasdaq Listing Rules.

At the Meeting, shareholders are being asked to re-elect Mr. Totah pursuant to this Proposal 2, to hold office until our next annual general meeting of shareholders or until his successor is elected and qualified.

As required by Israeli law, Mr. Totah has declared in writing that: (i) he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, he is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declaration is available for review at our registered office.

If re-elected at the Meeting, we will pay Mr. Totah compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law.

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to Proposal 2:

“RESOLVED, that the reelection of Mr. Sami Totah as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect Mr. Totah as a director.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of Mr. Sami Totah.

PROPOSAL 3. RE-APPOINTMENT OF EXTERNAL DIRECTOR

(Proposal 3 on the Proxy Card)

Background

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” and that have a controlling shareholder” (such as our company, for which Formula Systems is deemed a controlling shareholder) are required to appoint at least two external directors who meet the qualification requirements in the Israeli Companies Law.

The Israeli Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Israeli Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Israeli Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Israeli Companies Law with respect to affiliations of external director nominee; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of up to an additional three years per term, in each case, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The third three-year term of one of our existing external directors— Mr. Ron Ettlinger-- will expire at the Meeting. In keeping with the above-described leniency for a U.S.-traded company, our audit committee and our Board of Directors have each determined during the period preceding the calling of the Meeting that, in light of Mr. Ettlinger’s expertise and special contribution to the work of our Board of Directors and its committees, his reelection for an additional one-year period is beneficial to the Company.

More particularly, our audit committee and Board of Directors (in each case, without the participation of Mr. Ettlinger) have determined that Ron Ettlinger has shown over the course of his three previous terms of three years each a deep understanding of our business in each of its spheres, including (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, and (iv) cloud-based services for end to end digital transformation. Mr. Ettlinger is familiar with the goals and challenges that we face in our target markets. The Board of Directors expressed the view that Mr. Ettlinger has furthermore been a solid contributor to the dynamics within the Board of Directors and its committees, successfully filling the role of an external director in oversight of our management team in an independent, value-adding manner. Each of the audit committee and the Board of Directors believe that an additional term of one year is an appropriate duration of time to commit to Mr. Ettlinger’s continued service on the Board of Directors and its committees at the current stage of his service, after prior service of nine years total.

Given the above conclusions of the audit committee and the Board, the Board has nominated Mr. Ron Ettlinger for re-election for an additional one-year term, until our next annual general meeting of shareholders.

Biographical information for Mr. Ettlinger is set forth below:

Ron Ettlinger (57), has served as an external director of our company since December 2014 and is a member of the audit and compensation committees of our Board of Directors. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in Business, with a major in finance and marketing from the Tel-Aviv College of Management.

If re-elected, Mr. Ettlinger will continue to serve on the audit and compensation committees of the Board of Directors, as required under the Israeli Companies Law for an external director.

Subject to the re-election of Mr. Ettlinger as an external director, he will continue to be entitled to cash compensation in accordance with the regulations under the Israeli Companies Law.

The Company has received a statement from Mr. Ettlinger in which he declares that he meets all of the requirements applicable to external directors as set forth in the Israeli Companies Law. The Board of Directors has also determined that Mr. Ettlinger satisfies the requirements to be considered an independent director under the Nasdaq Listing Rules.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to re-elect Mr. Ron Ettlinger as an External Director of the Company for a one-year term, until the Company’s 2024 annual general meeting of shareholders, in accordance with the requirements of the Israeli Companies Law.”

Required Vote

The vote required for approval of Proposal 3 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, re-election of an external director requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest, referred to under the Israeli Companies Law as a “personal interest” (except for a personal interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder possesses a “personal interest” (except for a personal interest that does not arise from a relationship with a controlling shareholder) in approval of Proposal 3 or is a controlling shareholder. To avoid confusion, every shareholder voting by means of a proxy card or voting instruction form, or via internet voting, will be deemed to confirm to Magic Software that such shareholder does NOT possess a personal interest and is not a controlling shareholder. If you possess a personal interest (except for a personal interest that does not arise from a relationship with a controlling shareholder) or if you are a controlling shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority required for approval of the Proposal 3), please do not vote via the enclosed proxy card or voting instruction form, or via the internet. Instead, please notify Asaf Berenstin, Magic Software’s CFO, via email (aberenstein@magicsoftware.com). If you possess a personal interest or are a controlling shareholder and your shares are held in “street name” via your broker, bank or other nominee, you should notify your broker, bank or other nominee that you possess a personal interest or are a controlling shareholder, and they in turn should notify the Company as described in the preceding sentence. Mr. Berenstin will instruct any such shareholders as to how they can submit their respective votes for the Meeting.

Recommendation

The Board recommends a vote “FOR” the re-election of Mr. Ron Ettlinger as an external director of the Company for an additional one-year term.

PROPOSAL 4. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS

(Proposal 4 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and until the 2024 annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our articles of association, our Board of Directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services. With respect to fiscal years 2021 and 2022, we paid Kost Forer Gabbay & Kasierer approximately $376,000 and $741,000 for audit services and approximately $92,000 and $108,000 for tax and other services, respectively.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of EY Global, as the independent auditors of Magic Software Systems Ltd. for the year ended December 31, 2023 and until the 2024 annual general meeting of shareholders be, and hereby is, approved, and the Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to approve the re-appointment of our independent auditors and authorize the Board of Directors and/or audit committee to fix the independent auditors’ remuneration in accordance with the volume and nature of their services, for the year ended December 31, 2023.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the re-appointment of Kost Forer as our independent auditors and authorization of our Board and/or audit committee to fix the independent auditors’ remuneration, for the year ended December 31, 2023.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2022 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The 2022 Form 20-F, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2022, which was filed with the SEC on May 11, 2023, is available on our website at www.magicsoftware.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Dated: April 5, 2024